Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

The following newsletter was distributed to employees of CBOE Holdings, Inc. and Bats Global Markets, Inc. on December 14, 2016:

Integration Key Dates, Global Locations, Q&A with Chris Concannon, Origins of CBOE and Bats, and more

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CBOE HOLDINGS Bats

# reimagining the future

...an employee integration update

## What's New?

We hope the first issue of "Reimagining the Future" was helpful and informative for both the CBOE Holdings, Inc. (CBOE) and Bats Global Markets, Inc. (Bats) teams. This week's newsletter provides key integration updates along with an overview of who's on the integration team and a Q&A with Bats CEO Chris Concannon.

Chris joined Ed Tilly last Wednesday for a joint presentation at the Goldman Sachs U.S. Financial Services Conference 2016 in New York. Ed and Chris shared their vision for the new company and what they're most excited about, along with some business updates on CBOE's and Bats' current operations. A replay of the webcast is available online.

Many of you asked what will happen if you send an email to Integration Update (integration@cboe.com). Those questions, comments and ideas are expected to be shared with the Integration Steering Committee. Feel free to send us your ideas on the integration process, topic suggestions for future newsletters and other thoughts. If you send a question, we may share a response as part of one of our future newsletters, or reply personally if appropriate. We've incorporated some of your initial feedback in this issue and have answered some benefits-related questions in the Integration Q&A section below.

You also asked who receives this newsletter. Reimagining the Future is an internal, employee communication that is emailed to all CBOE and Bats team members. If you know of a colleague who is not receiving the newsletter, please let us know at integration@cboe.com.

You can expect the next issue of "Reimagining the Future" before the holidays.

## Key Integration Updates

The Steering Committee wrapped up its review of the initial functional team plans, with meetings in Chicago on Monday, December 5, and in New York on Tuesday, December 6. The functional team leaders and the Strategic Integration Office are working to finalize integration plans and work streams so the combined company is ready to hit the ground running at closing.

On Monday, December 12, the definitive joint proxy statement/prospectus was filed with the SEC. The definitive joint proxy statement/prospectus will be mailed to CBOE and Bats stockholders this week. Special meetings of stockholders of both CBOE and Bats are scheduled to be held concurrently on January 17, 2017.

Teams from CBOE and Bats continue working together by visiting offices in Chicago, Kansas City, New York and London. As teams learn about their work processes, projects, styles and cultures, they've also shared a piece of their hometowns with their colleagues, introducing them to the things that make where they work so unique.



## Expanding Our Reach

**Global Locations**
While CBOE has grown into a global company, its presence on LaSalle Street in the heart of Chicago's financial district remains central to its core. Bats has also evolved over the last decade from a small start-up with one office in Kansas City into a global exchange operator with additional major offices in London and New York. The combined company will be headquartered in Chicago with technology operations based in Kansas City and additional business offices in New York, London, San Francisco, Quito (Ecuador), and Singapore.

**European Markets**
Bats Europe is Europe's largest equity exchange operator and offers trading in more than 5,500 securities across 15 major European markets, over one platform and under one rule book. Bats offers trading in the UK, Austrian, Belgian, Danish, Dutch, Finnish, French, German, Italian, Irish, Norwegian, Portuguese, Spanish, Swedish and Swiss equities.

## Who's on the Integration Team?

### Steering Committee

The Steering Committee is comprised of eight senior leaders at CBOE and Bats. The Committee is advising Ed Tilly on the integration, including reviewing the plans for the functional areas and providing recommendations regarding other integration matters.

- Ed Tilly, Chief Executive Officer, CBOE
- Ed Provost, President and Chief Operating Officer, CBOE
- Chris Concannon, Chief Executive Officer, Bats
- Alan Dean, Chief Financial Officer, CBOE
- Chris Isaacson, Chief Information Officer, Bats
- Brian Schell, Chief Financial Officer, Bats
- John Deters, Chief Strategy Officer, CBOE
- Laura Zinanni, VP, Office of the CEO, CBOE

### Strategic Integration Office

The Strategic Integration Office consists of four CBOE and Bats leaders. The office is acting as a liaison between the functional team leaders and the Steering Committee by coordinating information, revising synergy estimates, identifying risks and maintaining timelines.

- Joanna Dove, Manager, Strategic Initiatives, CBOE
- Hemang Patel, Director, Project Management, Bats
- Brian Schell, Chief Financial Officer, Bats
- Laura Zinanni, VP, Office of the CEO, CBOE

### Functional Integration Teams

There are 11 functional integration teams: Technology and Operations, Regulation, Compliance, Legal, Business Development/Sales and Product, Finance and Administration, Human Resources, Communications, Marketing, Enterprise Risk Management and Internal Audit. The leaders of each team have been working to identify members for the new team, define requirements to support the combined company and complete major work streams.

- Alexandra Albright, Chief Compliance Officer, CBOE
- Pamela Culpepper, Chief Human Resources Officer, CBOE
- Alan Dean, Chief Financial Officer, CBOE
- Jim Enstrom, Chief Audit Executive, CBOE
- Greg Hoogasian, Chief Regulatory Officer, CBOE
- Chris Isaacson, Chief Information Officer, Bats
- Carol Kennedy, Chief Communications Officer, CBOE
- Stephanie Klein, Chief Marketing Officer, CBOE
- Andrew Lowenthal, Head of Global Derivatives Group, CBOE; and Bryan Harkins, Head of U.S. Equities, Global FX, Bats
- Joanne Moffic-Silver, Executive VP and General Counsel, CBOE
- Phil Slocum, Chief Risk Officer, CBOE


Ed Tilly


Ed Provost


Chris Concannon


Alan Dean


Chris Isaacson


Brian Schell


John Deters


Laura Zinanni

# Getting to Know...

## Chris Concannon, CEO of Bats Global Markets

After earning two degrees from Catholic University (BS, JD) and a third at St. John's (MBA), Chris worked as a SEC staff attorney in the Division of Market Regulation. Later, after a successful run at the groundbreaking Island ECN, he joined NASDAQ in 2003, where he led the group's U.S. equity and options markets and also spearheaded numerous key acquisitions, integrations and moves into new asset classes. In 2009, he joined Virtu Financial as president and COO and, in 2014, he moved to Bats. Upon joining Bats, as president, he immediately played a major role in the acquisition of the Hotspot FX market, leading Bats into the global foreign exchange industry. Named CEO in March 2015, he successfully led Bats through the IPO process in April 2016.

**Q. How did your time at the SEC help inform your approach?**
A. I loved markets and market structure at an early age. My time at the SEC allowed me to learn about markets and market function from the inside of the SEC. Now we operate highly regulated businesses. As a result, our business strategy has to incorporate a fair amount of regulatory complexity. My securities background and my SEC experience help as a framework for how we think about and guide the markets.



**Q. What advice would you give someone at the start of their career?**
A. Every day you should wake before the sun and do more than the job assigned to you.

**Q. What do you look for in a team?**
A. Intelligence sharing, respect, focus, brevity and most importantly, humor.

**Q. What is your favorite asset class?**
A. Any financial instrument that trades at high velocity.

**Q. Cubs, Royals or Mets?**
A. Any team but the Red Sox

## What's in a Name? Origin Story of CBOE

On April 26, 1973, a group of traders gathered in the smoking lounge of the Chicago Board of Trade and offered, for the first time, standardized stock option contracts. On that day, 911 contracts changed hands on 16 underlying stocks, and the listed options industry—and the Chicago Board Options Exchange—were born. The new exchange kept the "Chicago Board" from its parent, but changed "Trade" to "Options Exchange," and thus became the "CBOE."

The next year, the CBOE opened a deck floor over the main trading floor at the CBOT. A decade later, in 1984, CBOE moved into its current building across from the Board of Trade. For years, members from CBOE and CBOT could travel between the two buildings through a connecting fourth-floor glass walkway, as some CBOT memberships included trading privileges at CBOE. In 2010, CBOE became a publicly traded corporation, officially changing its name to CBOE Holdings.

## What's in a Name? Origin Story of Bats

Bats Global Markets may have grown into a major global player but no one predicted such an outcome when the company was formed in a North Kansas City, Mo., storefront in 2005. Originally founded by 13 software developers and executives and known as BATS Trading, the company's goal was simply to challenge the existing U.S. equity exchanges. The "BATS" name itself, at the time an acronym ("Better Alternative Trading System"), was largely created because the team wanted a moniker that started with an "a" or "b" so it'd fare better in online searches.

With equity markets in the U.S. and Europe, two options markets in the U.S. and a global FX business, plus major acquisitions of Direct Edge and Hotspot, the company eventually changed its name to BATS Global Markets. In early 2016, it ditched the caps lock for the simpler naming convention of "Bats Global Markets."

## Integration Q&A

**What would you like to know about CBOE, Bats or the integration process?**

Q: I have been receiving reimbursement through the CBOE Educational Assistance Program. If my role is impacted by the acquisition and my employment is terminated by CBOE, will I be obligated to repay any assistance I've received?

A: No, if your role is one that is affected by the acquisition and the result is the termination of your employment, CBOE will not ask you to repay tuition assistance.

Q: Can you share any information about Bats employee benefits? For example, will Bats employees continue with their existing health insurance and 401k plans for the remainder of 2017 after the integration?

A: While the 401k plan is still under review, Bats employees will continue with their existing health insurance for the remainder of 2017.

*We invite you to submit your integration questions, news and feedback to us at integration@cboe.com.*

*Cautionary Statements Regarding Forward-Looking Information*
*This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. ("CBOE") and Bats Global Markets, Inc. ("Bats"), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks," "projects" or words of similar meaning, or future or conditional verbs, such as "will," "should," "would," "could," "may" or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.*

*Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE's ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE's shares to be issued in the transaction; disruptions of CBOE's and Bats' current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE's and Bats' ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE's annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the "SEC") on February 19, 2016, CBOE's quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE's quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats' final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats' quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats' quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: the loss of CBOE's rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE's and Bats' ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE's or Bats' exchanges; each of CBOE's and Bats' ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE's and Bats' ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE's and Bats' growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers' needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.*

*Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.*

*Additional Information Regarding the Transaction and Where to Find It*
*This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE's website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading "SEC Filings" or by contacting CBOE's Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats' website at http://www.bats.com/investor_relations/financials/ under the heading "SEC Filings" or by contacting Bats' Investor Relations Department at (913) 815-7132.*

*Participants in the Solicitation*
*CBOE, Bats, their respective directors and executive officers, certain other members of CBOE's and Bats' respective management and certain of CBOE's and Bats' respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.*